

February 8, 2012

Via E-mail
Mr. David T. Nguyen
Treasurer
The Intergroup Corporation
10940 Wilshire Blvd., Suite 2150
Los Angeles, CA 90024

> **Re:** **The Intergroup Corporation, Portsmouth Square, Inc. and Santa Fe**
> **Financial Corporation (the "Registrants")**
> **Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants**
> **Filed September 22, 2011 for each of the Registrants**
> **File Nos. 1-10324, 0-4057 and 0-6877, respectively**

Dear Mr. Nguyen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K of the Intergroup Corporation for the fiscal year ended June 30, 2011

Item 2. Properties, page 11

1. For your commercial real estate properties, please include in future Exchange Act filings a schedule of lease expirations for the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. In the alternative, please advise us why such disclosure is not necessary.

Financial Statements

Consolidated Balance Sheets, page 27

2. As of June 30, 2011, we note that your investment in hotel is $40.1 million. Please tell us why your investment in hotel is $32.1 million and $35.8 million in Portsmouth Square, Inc.'s financial statements and Santa Fe Financial Corporation's financial statements, respectively, and why the investment in the same hotel consolidated in each entity has varying carrying values.

Note 7 – Other Investments, Net, pages 40 to 41

3. We note your disclosure indicating that you exchanged debt instruments in Comstock Mining, Inc. ("Comstock") with a cost basis (net of impairments) of $1.8 million for convertible preferred instruments in the same company and that you recognized a $11,422,000 gain related to this exchange. Please help us to understand your accounting for this exchange and why your accounting has resulted in an unrealized gain. In your response, please tell us your basis in U.S. GAAP for recognizing a gain on this transaction, tell us why you label the convertible preferred securities as being at cost when it appears from your disclosure that you recognized these securities at a fair value estimate and tell us why you did not recognize the preferred securities at cost net of impairment loss according to your stated policy on page 33. Finally, please apply this comment to the debt exchange transactions disclosed by Portsmouth Square, Inc. and Santa Fe Financial Corporation within their respective Form 10-K filings for the fiscal year ended June 30, 2011.

Item 15. Exhibits, Financial Statement Schedules, page 72

4. Please file the Management Agreement with Century West Properties, Inc. as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Form 10-K of Portsmouth Square, Inc. for the fiscal year ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Marketable Securities, page 16

5. Please identify by name the three individual equity securities that exceed 5% of your portfolio, as discussed on page 17, or advise us why such disclosure is not necessary.

Item 15. Exhibits, Financial Statement Schedules, page 49

6. Please file as exhibits to the 10-K the Franchise License Agreement with Hilton Hotels Corporation and the Management Agreement with Prism Hospitality or provide us with an analysis as to why these agreements should not be considered material contracts. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant